

February 21, 2012

Via E-mail
Rick L. Wessel
Chief Executive Officer
First Cash Financial Services, Inc.
690 East Lamar Blvd., Suite 400
Arlington, TX 76011

> **Re:** **First Cash Financial Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **Response dated February 7, 2012**
> **File No. 000-19133**

Dear Mr. Wessel:

We have reviewed your response and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Notes to Consolidated Financial Statements

Note 16 – Geographic Areas

1. We note your response to prior comment one. With regards to the economic characteristics of your operating segments addressed in your response, you provided the weighted average store-level operating profit. In accordance with the aggregation criteria in ASC 280-10-50-11, economic characteristics are measured at the operating segment level. Please tell us what quantitative measures are used to compare your three operating segments with respect to economic similarities and provide us that information for each of the last three years and current interim period. You also provided us with an operating margin range of 19% to 36% for any given year for any segment. Please explain in

greater detail how you considered operating margins of 19% and 36% for your operating segments to be similar. Furthermore, providing a range for any given year for any given segment makes it difficult to establish a correlation. Discuss and provide support for the economic characteristics you believe are similar and whether you expect similar future prospects.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief